

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2014

Via E-mail
Amy (Yi) Zhang
Chief Executive Officer
Sky Power Holdings Ltd.
Suite 1604, 9 Queen's Road, Central
Hong Kong, Special Administrative Region
People's Republic of China

> **Re:** **Sky Power Holdings Ltd.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted April 15, 2014**
> **CIK No. 377-00571**

Dear Ms. Zhang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form F-1 prior to any distribution of preliminary prospectuses. Because the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

2. Please note that we may have comments on the exhibits to be filed by amendment. Please understand that we will need adequate time to review these materials before effectiveness.

3. Prior to the effectiveness of your registration statement, please arrange to have a

representative of the Financial Industry Regulatory Authority, or FINRA, call us to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements, or send us a copy of the confirmation letter you have received from FINRA.

4. Please confirm that the graphics included in your draft registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Table of Contents, page i

6. Please remove the last sentence in the first paragraph under the table of contents that advises investors to assume that information is accurate only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Prospectus Cover Page

7. Please disclose the principal market where you intend to list the ADSs. Refer to Item 501(b)(4) of Regulation S-K.

Prospectus Summary, page 1

8. Please disclose here that you are an investment holding company that derives a substantial portion of your operating income from your affiliates. Also, please provide a clear discussion of the principal activities that the subsidiaries engage in, which should include an overview of how the subsidiaries earn revenue.

9. When you disclose revenues and gross margins, it appears to us you should also disclose the profit/(loss) for the period. Please revise to disclose your December 31, 2013 net loss and disclose prominently that your auditors have raised questions about your ability to continue as a going concern.

10. Please revise to discuss that Mr. Weili Su has the ability to vote 54.4% of your

outstanding shares. We note disclosure in the first risk factor on page 37.

Risk Factors, page 12

11. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them. Please revise the introductory paragraph accordingly.

We are an emerging growth company . . ., page 41

12. Please revise to clearly state your election under Section 107(b) of the JOBS Act. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Enforceability of Civil Liabilities, page 49

13. Please ensure that the consents filed by the firms referenced include the consent to use their names in this section of your prospectus. Additionally, please revise your discussion as follows:

- Ensure that you discuss all material jurisdictions as per Rule 101(g) of Regulation S-K; and

- Make clear whether China has treaties for the reciprocal enforcement of judgments with the Cayman Islands.

Selected Consolidated Financial and Operating Data, page 53

14. Please revise your disclosures under selected consolidated statements of financial position data to include total assets as required by Item 3 of Form 20-F.

15. You disclose changes to your capital structure that will occur upon the completion of this initial public offering on page 46. Based on these changes, it appears to us you should provide pro forma per share disclosures in accordance with Article 11 of Regulation S-X that reflect the changes to your capital structure. Please also address the potential

disclosure requirements of IAS 10.21-.22 and IAS 33.64 and .70(d) in your audited financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Subsidies for solar parks and spot market electricity tariff, page 59

16. Please disclose your capacity for electric production in each region and the percentages of your capacity for which prices are fixed or variable.

Major Components of Our Results of Operations, page 60
Revenue, page 60

17. Your disclosure indicates that from time to time you may "trade" your solar parks. Please clarify whether you sell such assets in cash transactions or trade such assets for other similar, productive assets.

18. Please reconcile the capacity added during the year ended December 31, 2013 as disclosed in the table on page 61 with the amounts disclosed on pages 10 and 54.

Critical Accounting Policies, page 65

General

19. We note disclosures that indicate your business may be impacted by changes in government subsidies and economic incentives. To the extent these programs are significant to your operations, please disclose their impact on your historical results and discuss your accounting for them.

Revenue Recognition, page 65

20. In regard to your construction revenues, please quantify the amounts of revenue you recognized for which you used percentage of completion and the amounts for which outcomes could not be estimated during each period presented. For contracts for which outcomes could not be estimated, please address when and how revenue is recognized.

Impairment of tangible and intangible assets other than goodwill, page 67

21. Please provide us the following information:

- indicate the number of cash generating units (CGUs) you have;

- identify the geographic location of the impaired CGU;

- quantify the remaining carrying value of the impaired CGU;

- tell us the most significant assumptions related to the impairment you recorded and provide sensitivity analysis related to each significant assumption; and

- identify any other CGUs where carrying amounts do not substantially exceed recoverable amounts or indicate there are no such CGUs.

Share-based payment arrangements, page 67

22. Please clarify the valuation methodology your management used to determine fair value and disclose the intrinsic value of outstanding options based on the anticipated IPO price. Please note that we are deferring a final evaluation of stock compensation until an amendment including your estimated offering price is filed.

Results of Operations, page 70

23. Please disclose and discuss changes in your expenses as a percentage of revenue.

Revenue, pages 70 and 72

24. Please provide a more robust discussion explaining and quantifying the factors that impacted your revenues during each period presented. In this regard, we note your shift in revenue sources have significantly impacted your results of operations during the periods presented; however, please further quantify and explain the factors that resulted in the increase in electric revenue and the decreases in other revenues.

Costs of Sales and Services, pages 71 and 72

25. Please provide a more robust discussion explaining and quantifying the factors that impacted your costs of sales and services during each period presented. In this regard, we note your shift in revenue sources have significantly impacted your results of operations during the periods presented; therefore, please quantify and explain the factors that resulted in changes to these costs for each revenue source.

Administrative Expenses, page 71 and 72

26. Given the significance of your administrative expenses, please include a more detailed explanation of the amounts included in this line item and the factors that resulted in changes period to period, including the reasons why these expenses increased during the current year in light of the significant decrease in revenue.

Liquidity and Capital Resources, page 72

27. We note disclosure here and on page 57 that you obtain favorable credit terms from your suppliers in the form of extended payment terms. Please further expand your discussion to address what typical terms are, what the favorable terms represent, and whether they are from related parties.

28. We note the significant amount of accounts receivable due from customers and due from related parties at December 31, 2013. Please disclose and discuss the general credit terms you provide customers and related parties. In regard to your receivables at December 31, 2013, please provide an ageing, explain your basis for determining the amount of the impairment you recorded and disclose the amounts that have been subsequently collected in cash.

Quantitative and Qualitative Disclosure about Market Risk, page 77

Currency Risk, page 77

29. Your disclosure indicates that you are mainly exposed to foreign currency risk from the U.S. dollar and the Euro. Given your operations in several countries, please more fully explain why you are not exposed to other foreign currency risks.

Business, page 87

General

30. Please provide a description of the marketing channels used by the company.

Overview, page 87

31. We note disclosure of your revenue and gross profit. Please also disclose the amount of your December 31, 2013 loss.

Our Strengths, page 88

Our comprehensive project development capabilities . . ., page 89

32. We note disclosure that you have developed 183 solar parks in seven countries. Please disclose the seven countries. Please make sure this disclosure is consistent throughout the filing. We note the first paragraph on page 87.

Description of Share Capital, page 136

33. Please revise your disclosure under this heading as follows:

- Include discussion of the significance of being an exempted Cayman Islands company. Where appropriate, make clear where you will deviate from your rights and obligations as an exempted company;

- Reconcile your disclosure of advance notice of at least ten calendar days under "Meetings, page 136" with your disclosure of seven days under "Holders of ADSs have fewer rights than shareholders, page 36." We also note your disclosure of 45 days under "How do you vote, page 149"; and

- You should limit your use of the terms "subject to" under the headings "Variation of Rights," "Alteration of Capital," "Transfer of Shares," and "Dividends" since it often implies additional rights, privileges, or restrictions that are not explained in your descriptions.   It is not sufficient to merely reference the Companies Law or your memorandum and articles of association when discussing the material rights of your shareholders or information material to the rights associated with the shares they may own.

Taxation, page 157

34. Please include discussion of the tax consequences and considerations of other jurisdictions as necessary, for example, China. We note your disclosure of related risk factors on pages 29 and 30.

Consolidated Financial Statements

General

35. Please disclose the date the financial statements were authorized for issue and who gave that authorization. Please refer to IAS 10.17.

Consolidated Statements of Profit or Loss…, page F-3

36. We note you present your statement of profit or loss by function. Please also include footnote disclosures that provide additional information regarding your expenses by nature. Please refer to IAS 1.104. We note the disclosures you provide in note 12; however, it appears to us additional expense disclosures should be provided since the expenses specified in IAS 1.104 are not necessarily meant to be all-inclusive.

37. In light of the material impact that related party transactions have had on your historical financial statements, please consider separately presenting revenues from related parties on the face of your statements of profit/(loss). Please refer to IAS 1.85.

Notes to the Consolidated Financial Statements

1. Corporate Information, page F-8

38. We note your disclosures here and in notes 34 and 35 that indicate during the periods presented you determined certain equity interests you acquired should be classified as inventories and certain equity interests you disposed of should be accounted for as revenue and costs of sales. Please more fully explain to us your basis for these determinations, including how you determined the equity interests you acquired and disposed of were not businesses.

39. We note your disclosure that additional cash advances you obtained from Sky Power Group Ltd. "will not be due until such time as the group has the financial ability to repay the amount". Please clarify how and by who this determination will be made. We also note your disclosure that you entered into an enforceable agreement whereby certain related parties have undertaken not to demand repayment of debts owed by the Group "until no earlier than one year from the date of this report".   Please clarify if the "date of this report" refers to the date of your financial statements or the date of the auditor's report.

3. Significant Accounting Policies – Revenue Recognition, page F-14

40. Please revise your revenue recognition policy related to electricity generation to clarify when and how you determine it is probable "economic benefits will flow to the Group" and "the amount of income can be measured reliably". Please also provide us additional information regarding the general terms and conditions of the long-term agreements you enter into to sell electricity from your IPP solar parks and explain to us your basis for accounting for these agreements, including any consideration as to whether the agreements represent a lease.

41. Please revise your revenue recognition policy related to pipeline plus EPC services to clarify:

   • when and how you determine equity interests in relevant project companies that hold permits are transferred to customers;

   • when and how you determine significant risks and rewards of solar parks and solar modules are transferred to customers; and

   • when and how you determine it is probable that the economic benefits associated with the transfer of solar parks and solar modules will flow to the Group.

42. Please revise your revenue recognition policy related to the build and transfer of solar parks to clarify when and how you determine titles have been transferred.

4. Key Sources of Estimation Uncertainty, page F-25

    43. Please revise your disclosures related to construction contracts to also disclose construction costs during each period presented. Please refer to IAS 11.40(a).

5. Financial Instruments, page F-27

    44. Please appropriately label financial assets and the related totals.

18. Amount(s) Due From (To) Sky Solar Holdings, page F-41

    45. Please disclose why you advanced funds to Sky Solar Holdings as of December 31, 2013 and disclose the terms of the advance, including the date due and interest rate, if applicable.

20. Trade and Other Receivables, page F-44

    46. Please update the status of the deposit on project assets that you extended repayment to April 2014.

22(B). IPP Solar Parks, page F-47

    47. We note your disclosure that you changed your intent with respect to certain IPP solar parks during the year ended December 31, 2012. Please revise your disclosures, here or in MD&A, to more fully explain the reasons why you changed your intent. Please specifically address if these parks were being constructed for customers and, if applicable, explain why the customers did not proceed with their purchase. Also, please specifically address how you determined that the amounts transferred from inventories were not impaired before they were transferred.

    48. Please revise your disclosures related to the impairment you recorded during the year ended December 31, 2013 to: more fully address the events and circumstances that led to the impairment; identify the geographic region of the impaired cash generating unit; disclose the remaining carrying value of the impaired cash generating unit; and clarify if the impaired cash generating unit was included in assets you recently acquired as disclosed in note 32.

26. Trade and Other Payables, page F-53

    49. Please clarify why you classified the provision for litigation with other payables and provide the disclosures required by IAS 37.84.

    50. Please revise your disclosures related to the provision you recorded for litigation to more fully describe the nature of this obligation and the expected timing of outflows, and to

disclose the uncertainties regarding the amount and timing of outflows, including any significant assumptions concerning future events. Please refer to IAS 37.85.

27. Amounts Due To Other Related Parties, page F-54

51. Please disclose the reasons for and terms of non-trade amounts due to other related parties.

30. Share Capital, page F-56

52. Please explain to us how you determined the fair value of the shares that will be recognized as expenses of the Group when the shares of the Company get listed.

32. Acquisition of Subsidiaries, page F-59

53. In order for us to more fully understand the transactions between the Group and ChaoriSky Solar, please provide us the following information:

- Explain why ChaoriSky Solar was established;

- Tell us if there was any previous relationship between the Group or its related parties and the 70% owner of ChaoriSky Solar or its related parties prior to the formation of ChaoriSky Solar;

- Explain the intended nature of ChaoriSky Solar's business prior to 12/13/13, including why they were acquiring IPP solar parks, the nature of their customers, the terms of their sales agreements, and their revenue recognition policies;

- Explain why ChaoriSky Solar was apparently unable to repay amounts due you and the Group;

- Explain the facts and circumstances related to the approximately $53 million you assumed in amounts due to the Group;

- Explain how you determined amounts due from ChaoriSky Solar prior to 12/13/13 were recoverable; and

- Demonstrate how you determined no additional financial statements are required under Rule 3-05 of Regulation S-X.

54. Based on your disclosures related to ChaoriSky Solar, it appears to us that you entered into transactions with them that resulted in you recognizing revenue; that you and the Group provided substantial funding for these purchases; and that now you have repurchased from them assets for which you previously recognized revenue. Please more

fully explain to us how and why you believe these transactions are appropriately accounted for in your financial statements. In regard to the revenue you recorded from ChaoriSky Solar, please specifically address how you determined significant risks and rewards were transferred to them and how you determined it was probable the economic benefits associated with the transfers would flow to the Group.

33. Disposals of Subsidiaries, page F-61

55. Please disclose the revenue and profit/(loss) attributable to Chileo prior to its sale.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-mail
        Shuang Zhao, Esq.